PhorMed



LETTER ⌄

Dear investors,

Thank you to all of our investors for being part of PhorMed and for your continued support. You believed in us because of our goal to develop new treatments for serious and life-threatening diseases, and that focus has not changed.These past years were challenging, but even with the resources this community provided, we reached important milestones that take time to complete. Our valuation is set to change, our pipeline has expanded, and we have begun gaining interest from major pharmaceutical companies, which has led to ongoing collaboration talks.We are now in Phase 2 across three of our indications, a major and costly milestone in drug development that brings us closer than ever to the patients who need this most.As we look ahead, we are focused on turning this progress into the next stage of growth for PhorMed. Our priorities are clear: closing a large capital raise, advancing our clinical studies and developing partnerships with a major pharmaceutical company.We are grateful for your support and for believing in our mission. This community is the reason we keep going, and we are honored to have you with us on this journey.

We need your help!

We would love support from investors who believe in what we are building and want to help PhorMed grow. The most helpful support would be thoughtful connections to institutional investors, and strategic partners as we continue working towards a large capital raise. We also welcome introductions to healthcare leaders, biotech advisors and others who may be interested in our work. We also value investors sharing ideas, feedback and relationships that could help us continue building momentum around our pipeline and long term mission.

Sincerely,

Ben Chang

CEO/Director

How did we do this year?



REPORT CARD

A-

☺ The Good

Gaining interest from major pharmaceuticals companies and we are now in collaboration talks.

Company valuation increase.

Expanding our pipeline.

☹ The Bad

Not closing on large capital raise yet.

Our timeline got pushed further than expected due to lack of capital.

We had to temporarily shelved our go-public transaction.

2025 At a Glance

January 1 to December 31



$0
Revenue



-$2,325,909
Net Loss



$4,031,651 +92%
Short Term Debt



$1,322,205
Raised in 2025



$888

Cash on Hand
As of 04/27/26

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0 $0

-$1,014,821

-$2,325,909

2024   2025

Net Margin: 0%   **Gross Margin:** 0%   **Return on Assets:** -1,046%   **Earnings per Share:** -$0.04

Revenue per Employee: $0   **Cash to Assets:** 0%   **Revenue to Receivables:** ~   **Debt Ratio:** 1,814%

📄 GAAP_Financials_Report_2025.pdf



We ❤️ Our 234 Investors

Thank You For Believing In Us

Charles Johnson
Roderick Herron
Khuzema A. Savai
Steve Kandathil
Ruby Mendenhall
Mark Ballard
Johann F. Herrmann
Kathryn Dean
Shelby Thuruthumalil
Homer Hanna
John Phelan
Justina Acquah
Brett Harrawood
Robin Lifter
Joshua Wahlman
Edmund Lee
Joseph Edward Clark
Timmy HUX
Corey Levitan
Richard H Brehm
Melvin Lyles
Victoria Sawula
Ali Abboud
Alexander Zavelsky
Chris Williams
Mark Duell
Michael Patrick Ray
Jeremy Peter GREINER
Anthony D Todd
Patricia Muldoon
Scott Evans
Conor Higgins
Nick R
Nicole Mahoe
Barbara Gale Hill

Kevin Zuber
Heather Eason
Tommy Waters
Anthony O'Neal Jr.
Prakash Bhambhani
William J Warford
Kap Cung
Mateo Franco
Harless B. Marcom
William Karl Hickel
Tiarra Wells
Cory Brooks
Mary Graham
Elizabeth Bartee
Darius L Wynn
Maxwell Suris
Michelle Basic
Sam Elali
The Lai
Peter Harris
Cody Shotkoski
Gardihewa Upali Fonseka
Mohammad Khalid Akhtar
Brian Cullins
Richard Bauer
Dalton Bauer
Lloyd Ramsey
Daniel J Batty
Manish Dhariwal
Debbie Pryse
Christopher Lee
Ramel Sanchez
Kelly Koelsch
David Koogler
Thomas Goletz

Joe Mensching
Kathleen JUNGCK
Scott Paterson
George Gallegos
Peter Verpla
Khaldon Saadeh
Myron Walker
Yannick Henriette
Weygan Lamsis Totanes
Jed Karpinski
Chinedu Ogbonna
David Richmond
Tami Kobernick
Donald R Shickle
Twilla Simmons
Darrell Harbor
Daniel Baig
John Albert Stilling
Daniel Eluchans
Jack Levy
Edmund Olotu
Marcia Murphy
Phil Horswill
Paul Baca
Catharine Seay
Michael Nalepa
Ronald L Roberts
Gordon Meyer
Kambui Ajamu
Glen Riesenberg
Warren D. Spinner
Joy Pollard
Medhat Dawood
Simranpreet Kaur
Robert Gemmill

David Knight
Roy G Compton
Ruben Hillar
Christopher Allen
Karl Pendergrass II
Ernest J King
Rijkele Woudwijk Trust
Elizabeth Chadwell
Grigore B. Hreniuc
Mr Sinister (BarçaGunners)
Edward Vincent Blake
Mark Wood
Ken Piekarski
Irene S. Halladene
Stephen Shealy
Chand Kumra
Casey Keefer
Jaime ANGUIANO
Mark Olson
Kendall Werle
Eddie Harper
Michael E. Bielewicz
Shakil Khan
Oday Alrabadi
Elis AB Eth LUND
Shadi Wadi-Ramahi
Daniel Cashmar
Carlos Sanchez
Stanley Miller
Jeffrey Livensparger
William Harper
Rosanna Beaulieu
Brian Coll
Steve Wistner
Charles Brinkworth

Douglas Walton
Mark Bruckner
Celeste T.
Ernie Boling
Arturo Villagomez
William A Sidders
Michele Chiles-Hickman
Nando Ramos
Melvin O'neil WALLACE
Bernhard Köhler
Melody E Bates
Scott Place
Miguel M. Ollada
Cassell Hudson
Paul Kinimi
David Michael Barnes
Christine Jimenez
Deryl Zimmerer
Curtis Callaway
Vijayakumar Aluru
Cecilia Miller
Laura Marie Symmes
JD Gu
Franz Coreth
Michael R. Sutton
Abena S Dodi
James V GIRGENTI
James Charleston II
Steve Drager
Loren Milligan
Marlowe Paalan
Betsy Pearl
Peter C. Ekstrand
Anthony Horsford
Jackson J Bowden

Murali Kuppa
Martín Gil
Ken Pham
Tryphena Ruth BANKS
Kevin M WILSON
Sean Smith
Robet Sartin
Michael Broudy
Amy Fazio
Vann Daugherty
Arjun Joseph Dhir
Melissa Scott
Joy Johnston
Joseph C. Oliver
Jeffrey Allan Brown
Andrew Goscinski
Greg Simmons
Adam Pleasant
Richard Campbell
Scott Schick
Michael S Levesque
Sheila M Caldwell
Marcus Johnson
William Stahnke
Debra Kole
Douglas J Balogh
Todd Ho
Edward Kelly Medlock
James Ahladas
John campbell
Debbie Alesko
Yinet S. Maldonado
Kesny Parent
Gayda Airth

Thank You!

From the PhorMed Team



Ben Chang

CEO/Director

Mr. Chang has over 30 years of pharmaceutical and executive-level experience. He also has experience in international banking, venture capital, M&A, finance, go-public transactions, and organizational design and operations. He...



Prof. Richard L. Chang

Inventor/CSO

Dr. Chang has authored 122 peer-reviewed journal publications; has filed 9 patents for the treatment of cancer, inflammation, hematology, and...



Carole A. Salvador, Psy.D

Secretary/Treasurer/HR Director

Dr. Salvador is the founder of Affiliates in Psychology and Education with over 34 years of experience. She was a principal at Cogent Resources and...



Sean M. O'Connell, Ph.D

CCO

Mr. O'Connell has over 30 years of experience as a Director, Medical Director, COO, CMO, Medical Director, Clinical Research Manager, and VP &...



Joseph Huffman

Finance Director

Joseph has 32 years of experience in finance and accounting, having worked as a VP in commercial lending and managing partner at Huffman &...





Julian Cepeda

Head of Operations

Julian has a proven track record of executing and scaling digital paid media campaigns for brands like Marriott Hotels and Yuzu Group in th...

Xiaoxin Luke Chen

Advisory Board

Dr. Chen is the Surgical Research Director at Cooper University Health Care. With over 30 years of experience, 5 book contributions, an...

Professor Renping Zhou

Professor Renping Zhou

Advisory Board

Mr. Zhou is the current Chairperson and Professor in the Department of Chemical Biology at Rutgers University in New Jersey. He has 36...

Professor Xi Zheng

Professor Xi Zheng

Advisory Board

Mr. Zheng currently holds the positions of Director, Research Professor, Unilever Chair and Associate member at Rutgers Cance...

Professor Harold H. Lee

Professor Harold H. Lee

Advisory Board

Professor Lee has more than 20 peer-reviewed scientific papers in developmental biology and biotechnology, 4 patents in...

Details

The Board of Directors

Director	Occupation	Joined
Ben Chang	Executive @ PhorMed Inc	2019

Officers

Officer	Title	Joined
Ben Chang	CEO CFO President	2019
Carole Salvador	Human Resources	2019

Voting Power ⊘

Holder	Securities Held	Voting Power
Ben Chang	43,115,000 Common Stock	80.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2019	$10,000		Section 4(a)(2)
12/2019	$750		Section 4(a)(2)
01/2020	$500		Section 4(a)(2)
01/2020	$20,000		Section 4(a)(2)
03/2020	$0	Common Stock	Section 4(a)(2)
12/2021	$9,650		Section 4(a)(2)
03/2022	$2,514,995	Common Stock	Regulation Crowdfunding
08/2022	$236,585	Common Stock	Regulation Crowdfunding
12/2022	$700,000	Common Stock	Section 4(a)(2)
12/2025	$1,322,205		Section 4(a)(2)
	$188,550		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/05/2019	$10,000 ⊘	20.0%	10.0%	$39,000,000	11/05/2020
12/13/2019	$750 ⊘	20.0%	10.0%	$39,000,000	12/12/2020
01/17/2020	$500 ⊘	20.0%	10.0%	$39,999,999	01/16/2021
01/30/2020	$20,000 ⊘	20.0%	10.0%	$39,000,000	01/29/2021

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Ben Chang ⊘	12/31/2021	$9,650	$9,650 ⊘	0.0%		Yes
Ben Chang ⊘	12/31/2025	$1,322,205	$1,322,205 ⊘	%		Yes

Related Party Transactions

On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and purchased 28,610,000 Common Shares at a par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC will be paid as to be paid $240,000 annually. As of December 31, 2022 and December 31, 2021, $242,000 and $145,000, respectively, were recorded as an outstanding liability as reflected on the Company's balance sheet included in accrued liabilities.

On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting agreement. Imagic LLC was offered and purchased 2,500,000 Common Shares at a par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC, will be paid as to be paid $276,000 annually. As of December 31, 2022 and December 31, 2021, $288,000 and $0, respectively, were recorded as an outstanding liability as reflected on the Company's balance sheet included in accrued liabilities.

On January 4, 2021, Edward Pan, investor, entered into a consulting agreement. Edward Pan was offered, and he purchased 500,000 Common Shares at a par value ($500) as a founder of the Company. Under the consulting agreement, Edward Pan was to be paid $60,000 annually. As of both December 31, 2022 and December 31, 2021, $20,000 was unpaid and accrued.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	10,000,000	0	No
Common Stock	100,000,000	53,443,937	Yes

Warrants: 0

Options: 0

Form C Risks:

Carole Salvador is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The results of our future clinical trials may not support the product candidate claims. Even if our clinical trials are completed as planned, their results may not support the product-candidate claims, or the FDA or government authorities may not agree with the conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that we will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of the NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have a limited product and technology portfolio at the current time. We have one (1) product in phase I/II clinical trials ("Acute Myelocytic Leukemia"). Our portfolio contains four (4) other indications with two (2) entering into phase I/II or phase II ("Hodgkin's Lymphoma", "Acute Respiratory Distress Syndrome") and two (2) in pre-clinical studies ("Parkinson's disease", ""Stroke"). There can be no assurance that any of our other product ideas will be successfully developed, prove to be efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. There can be no assurance that any programs or technologies that we might license or acquire in the future will be successfully developed, prove to be efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

We must obtain governmental approval for each of our product candidates. The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse

reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals. The rate of completion of our anticipated clinical trials will depend, among many other factors, on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for our products and any other product we may develop or in-license. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, recent improvements in existing drug therapy may make it more difficult for us to enroll patients in the clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

In-licensing of drug-development programs could result in operating difficulties, dilution, and other harmful consequences. We may seek to in-license certain technologies but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

While our goal is to obtain patent protection for our innovations, they may not be patentable or our management may choose not to protect certain innovations that later tum out to be important for our business. Even if we do obtain protection for our potential innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable

deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following: • The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then management will not be able to prevent imitation and any product may not be commercially viable. • Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of our patents the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents in-licensed is found to be invalid, we may lose our competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements. • In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use discoveries or to develop and commercialize technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending the intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect us.

We have wide discretion as to the use of the proceeds of this Offering and may not choose to use the proceeds effectively. We plan to use the net proceeds from this Offering for the purposes set forth under "Estimated Uses of Proceeds." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, we will have discretion with respect to the use of the proceeds of this Offering and may apply the proceeds in ways with which you do not agree. Investors must depend upon our management's judgment as to the use of proceeds. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Investors will not participate in these decisions and must evaluate this risk

We rely on highly skilled personnel and, if unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively. Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth.

Uncertain Risk An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a

There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early-stage company and have not yet generated any profits PhorMed Inc was formed on 5/15/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be

Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PhorMed Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the treatment is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough patients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our drug-development programs will depend upon third-party researchers who are outside our control. We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to the programs or pursue them as diligently as we would if it were undertaking such programs. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and the introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist the competitors at our expense, any competitive position would be harmed. If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests. Conflicts may arise in our collaborations due to one or more of the following: • disputes with respect to payments that we believe are due under a collaboration agreement; • disagreements with respect to ownership of intellectual property rights; • unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; • delay of a collaborator's development or commercialization efforts with respect to drug candidates; or • termination or non-renewal of the collaboration. In addition, with our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that management may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services, and brand. Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets. Events outside of our management's control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services, if any, are distributed. In addition, the efforts our management has taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect the operating results.

We face intense competition. The industry is highly competitive, so, even if our products ultimately get approved by the FDA, their success depends on our management's ability to sustain competitive advantages. The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and are expected to be increasingly so in the future. Other larger and well funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same patient or subject population. Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all. There are many reasons why a competitor might be more successful than us, including: • Most competitors have greater financial resources and can afford more technical and development setbacks than we can. • Most competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than us in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us. • Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed. • Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before us, then it will be authorized to sell its products before we can sell our products. The first company "to market" often has a significant advantage over latecomers; a second-place position could result in less-than-anticipated sales. • The recent completion of the sequencing of the human genome may result in an acceleration of competing products due to enhanced information about disease states and the factors that contribute to the disease.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue. We do not currently have an organization for the sales, marketing, and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, our management has no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If our management is unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We do not have any manufacturing facilities and expect to rely on one or more third-party manufacturers to properly manufacture any products we may develop or in-license and may not be able to quickly replace manufacturing capacity without the use of a third party's manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the Good Manufacturing Practices ("GMP") requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have any products we may develop, or in-license manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program and could have an adverse effect on any potential sales or profits.

We could occasionally become subject to commercial disputes that might harm our business by distracting our management from the operation of our business and by increasing expenses. If we do not prevail in such disputes, they could subject us to potential monetary damages and other remedies. From time to time, we can become engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact of our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating the business and the cost of defending these disputes would reduce operating results. We may be subject to product liability claims. The development, manufacture, and sale of pharmaceutical products would expose us to the risk of significant losses resulting from product liability claims. Although management intends to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance, or we may not cover certain potential claims. We may not be able to afford to obtain product liability insurance due to rising costs in insurance premiums in recent years. If our management is able to secure insurance coverage, we may be faced with a successful claim in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims.

insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending us may have a material adverse impact on operations.

Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of the technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. Any intellectual property claims, whether merited or not, could be time consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to:• payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights; • injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or• we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property. Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may never have an operational product or service It is possible that there may never be an operational drug company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

This Offering involves "rolling closings", which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that Wefunder instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and

does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PhorMed Inc

Nevada Corporation
Organized May 2019
2 employees
1999 Avenue Of The Stars
Suite 1100
Century City CA 90067 https://phormed.com

Business Description

Refer to the PhorMed profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PhorMed has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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